UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Digital Recorders, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

253869-10-1

(CUSIP Number)

Damon D. McDonald
3306 Kingston Drive
Richardson, Texas 75082
(972) 424-6488

Greg R. Samuel, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5645

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253869-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Transit Vehicle Technology Investments Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
12.7% (based on the number of shares of Common Stock of the Issuer outstanding as of December 22, 2003 as disclosed in the registration statement on Form S-3 filed by the Issuer with the Commission on December 23, 2003)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Y-Ping Chu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
12.7% (based on the number of shares of Common Stock of the Issuer outstanding as of December 22, 2003 as disclosed in the registration statement on Form S-3 filed by the Issuer with the Commission on December 23, 2003)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.10 per share (“Common Stock”), of Digital Recorders, Inc., a North Carolina corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225.

Item 2.	Identity and Background

The names of the persons filing this statement are Transit Vehicle Technology Investments Inc., a Texas corporation (“Transit Vehicle”), and Y-Ping Chu, a citizen of the United States and the sole shareholder of Transit Vehicle.  Transit Vehicle and Mr. Chu may be referred to in this statement, individually, as a “Reporting Person,” and, collectively, as the “Reporting Persons.”  The executive officers, directors, and control persons of each Reporting Person may be referred to in this statement, individually, as an “Affiliate,” and, collectively as the “Affiliates.”

The principal business of Transit Vehicle is investments and the address of the principal office of Transit Vehicle is 3306 Kingston Drive, Richardson, Texas 75082.  The business address of Mr. Chu is 1255 W. 15th Street, Suite 200, Plano, Texas, United States 75075 and Mr. Chu is presently, principally employed as Vice President of Marketing of I/O Controls Corporation (“I/O Controls”).  The principal business of I/O Controls is supplying total integrated control and monitoring solutions, technologies, and systems to the transportation industry, including, without limitation, aerospace, buses, railway cars, trucks, and other transit, industrial, and other specialty vehicles.  The address of I/O Controls is 1255 W. 15th Street, Suite 200, Plano, Texas, United States 75075.  Damon D. McDonald is a citizen of the United States and presently, principally employed as the Chief Operating Officer and sole director of Transit Vehicle.  The business address of Mr. McDonald is 1255 W. 15th Street, Suite 200, Plano, Texas, United States 75075.

During the last five years, no Reporting Person and, to the knowledge of each Reporting Person, no Affiliate of such Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such Reporting Person or such Affiliate was a party.

Item 3.	Source and Amount of Funds or Other Consideration

Transit Vehicle used working capital of $250,000 to purchase the 500,000 shares of Common Stock of the Issuer (the “Shares”) pursuant to that certain Stock Purchase Agreement dated January 15, 2004 by and between Transit Vehicle and Lite Vision Corporation, a Taiwan corporation (the “Stock Purchase Agreement”).  The Stock Purchase Agreement is attached hereto as Exhibit 99.2 (Stock Purchase Agreement) and incorporated herein by reference.

Item 4.	Purpose of Transaction

Transit Vehicle acquired the Shares for investment purposes.  No Reporting Person and, to the knowledge of each Reporting Person, no Affiliate of such Reporting Person, presently has any plans or proposals which relate to or would result in any action or event enumerated in clause (a) through (j), inclusive, of Item 4 of the General Instructions to Schedule 13D.

Any Reporting Person and/or any Affiliate of such Reporting Person may, at any time without notice, (i) acquire additional securities of the Issuer or dispose of securities of the Issuer pursuant to open market or privately negotiated transactions or otherwise and/or (ii) formulate plans and/or proposals with respect to the Issuer and/or the securities of the Issuer (including, without limitation, plans and/or proposals which relate to or would result in an action and/or event enumerated in clause (a) through (j) of Item 4 of the General Instructions to Schedule 13D), in any case, to the extent deemed necessary, advisable, and/or desirable in light of the investment policies and/or purposes of such person and/or in connection with and/or as a result of various factors (including, without limitation, any present, expected, and/or future value of the securities of the Issuer, the business, financial condition, results of operations, and prospects of the Issuer, general economic, financial, and/or industry conditions, and/or any action and/or event enumerated in clause (a) through

(j), inclusive, of Item 4 of the General Instructions to Schedule 13D).  The foregoing statements are subject to change at any time without notice and there can be no assurance that any Reporting Person and/or any Affiliate of such Reporting Person will take or attempt to take, or not take or attempt to take, any action or effect or attempt to effect any event described above at any time in the future.

Item 5.	Interest in Securities of the Issuer

(a)           Transit Vehicle is the direct beneficial owner of the 500,000 shares, or approximately 12.7%, of the Common Stock of the Issuer (based on the number of shares of Common Stock of the Issuer outstanding as of December 22, 2003 as disclosed in the registration statement on Form S-3 filed by the Issuer with the Commission on December 23, 2003).  Mr. Chu may be deemed to be the indirect beneficial owner of the Shares in the capacity of Mr. Chu as the sole shareholder of Transit Vehicle.  The filing of this statement shall not be deemed an admission that Mr. Chu is, for purposes of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.  Each Affiliate of each Reporting Person may be deemed to be the indirect beneficial owner of the Shares in the capacity of such Affiliate as an executive officer, director, and/or control person of such Reporting Person.

(b)           Each Reporting Person may be deemed to have the direct or indirect shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares.  Each Affiliate of each Reporting Person may be deemed to have the direct or indirect shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the Shares in the capacity of such Affiliate as an executive officer, director, and/or control person of such Reporting Person.

(c) Not Applicable
(d) Not Applicable
(e) Not Applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Chu is the sole shareholder of Transit Vehicle. Mr. McDonald is the Chief Operating Officer and sole director of Transit Vehicle.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit Name
24.1	Joint Filing Agreement and Power of Attorney dated January 21, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu

99.1	Joint Filer Information of Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu

99.2	Stock Purchase Agreement dated January 15, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Lite Vision Corporation, a Taiwan corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Transit Vehicle Technology Investments Inc.

Date: January 26, 2004	By:	/s/ Damon D. McDonald
	Name:	Damon D. McDonald
	Title:	Chief Operating Officer

Y-Ping Chu

Date: January 26, 2004	By:	/s/ Damon D. McDonald
	Name:	Damon D. McDonald, by power of attorney, on behalf of Y-Ping Chu

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name
24.1	Joint Filing Agreement and Power of Attorney dated January 21, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu

99.1	Joint Filer Information of Transit Vehicle Technology Investments Inc., a Texas corporation, and Y-Ping Chu

99.2	Stock Purchase Agreement dated January 15, 2004 by and between Transit Vehicle Technology Investments Inc., a Texas corporation, and Lite Vision Corporation, a Taiwan corporation